SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

iBASIS, INC.
(Name of Subject Company (Issuer))

KPN B.V.
(Offeror)

KONINKLIJKE KPN N.V.
(Parent of Offeror)

CELTIC ICS INC.
(Wholly Owned Subsidiary of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

450732201
(CUSIP Number of Class of Securities)

Michel Hoekstra
Koninklijke KPN N.V.
Maanplein 55
2516 CK, The Hague, The Netherlands
+31 70 446 2093

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Mark I. Greene, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee*
N/A	N/A
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Press release Date 13 July 2009
KPN to launch cash tender offer to acquire remaining public minority stake in iBasis

Royal KPN N.V. (“KPN”) announced today that it intends to launch, through its wholly owned subsidiary KPN B.V., a cash tender offer (the “Offer”) for all of the outstanding shares of common stock of iBasis, Inc. (“iBasis”) (Nasdaq:IBAS) not already owned by KPN and its subsidiaries. KPN currently owns a stake of approximately 56% in iBasis.

KPN intends to offer the public minority shareholders of iBasis $1.55 per share in cash, without interest and less any required withholding tax. This offer price represents a premium of 19.2% over the closing price of the shares on 10 July 2009 (or 27.0% when iBasis’s significant net cash balance of approximately $0.37 per share is taken into account) and 33.6% over the average closing price during the past three months. The stake of approximately 44% not owned by KPN would be valued at $48.2 million at the $1.55 per share offer price.

KPN’s offer to acquire the minority shares of iBasis is expected to benefit KPN and its shareholders. Given the current challenging economic and competitive environment faced by iBasis, KPN believes that private ownership will assist iBasis in reaching its operational and strategic objectives.

This transaction represents a unique opportunity for iBasis shareholders to realize liquidity at a meaningful premium to recent stock prices of iBasis. In addition, because the transaction is structured as a tender offer, KPN anticipates shareholders will benefit from an expeditious process and prompt receipt of payment.

KPN’s sole interest is in acquiring the shares of iBasis that it does not already own and it has no interest in a disposition of its controlling interest in iBasis or in any other strategic transaction involving iBasis other than the proposal outlined here.

The Offer will be made directly to the shareholders of iBasis. KPN intends to commence the Offer by the end of July. The Offer will be conditioned upon, among other things, the tender of a majority of the minority shares (that is, shares that are not owned by KPN or its affiliates or the directors or officers of KPN or iBasis) and the ownership by KPN of at least 90% of the outstanding shares following consummation of the Offer. The Offer will not be subject to any financing condition. KPN expects to finance the Offer from existing financing sources.

If KPN owns at least 90% of the outstanding shares following consummation of the Offer, KPN intends to cause iBasis to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the Offer would be converted into the right to receive cash in an amount equal to the per share price to be paid in the Offer.

For further information:
Corporate Communicatie	Investor Relations
Mediavoorlichting
Tel: +31 (0)70 446 63 00	Tel: +31 (0)70 446 09 86
Fax: +31 (0)70 446 63 10	Fax: +31 (0)70 446 05 93
E-mail: press@kpn.com	E-mail: ir@kpn.com

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Date 13 July 2009

KPN expects the Board of Directors of iBasis to form a special committee of independent directors to assess the proposal and expects iBasis to make a recommendation to its shareholders with respect to the Offer. Directors of iBasis who are affiliated with KPN will not participate in the evaluation of the Offer.

Morgan Stanley & Co. Incorporated has been retained to serve as KPN’s financial advisor for the transaction. Cravath, Swaine & Moore LLP is acting as legal advisor to KPN in connection with the transaction.

About KPN (www.kpn.com)
KPN is the leading telecommunications and ICT service provider in The Netherlands, offering wireline and wireless telephony, internet and TV to consumers, and end-to-end telecommunications and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market-leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its wireless operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

At March 31, 2009 KPN served approximately 39.9 million customers, of which 31.6 million were in wireless services, 4.9 million in wireline voice, 2.6 million in broadband Internet and 0.8 million in TV. With 13,254 FTEs in the Netherlands (35,638 FTEs for the whole Group including Getronics), KPN posted revenues of EUR 3.4bn and an EBITDA of EUR 1.2bn in the period January – March 2009. KPN was incorporated in 1989 and is listed on the Amsterdam Stock Exchange.

IMPORTANT INFORMATION

Neither KPN nor any of its affiliates has commenced the tender offer to which this communication relates, and this material is neither an offer to purchase nor a solicitation of an offer to sell shares of iBasis common stock. Shareholders of iBasis are advised to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the tender offer that are filed with the United States Securities and Exchange Commission (“SEC”) when they become available, because they will contain important information that iBasis shareholders should consider before tendering their shares. Shareholders of iBasis will be able to obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov or by calling Okapi Partners LLC, the Information Agent for the Offer, at 1-877-869-0171.

For further information:
Corporate Communicatie	Investor Relations
Mediavoorlichting
Tel: +31 (0)70 446 63 00	Tel: +31 (0)70 446 09 86
Fax: +31 (0)70 446 63 10	Fax: +31 (0)70 446 05 93
E-mail: press@kpn.com	E-mail: ir@kpn.com

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